LETTERHEAD OF AMERICAN PARAMOUNT GOLD CORP.



February 1, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention: H. Roger Schwall


Dear Sirs:

     Re: American Paramount Gold Corp. ("the Company")
         Registration Statement on Form S-1
         File No. 333-171681 Filed January 13, 2011

We refer to your letter of January 24, 2011 regarding our Registration Statement on Form S-1 filed on January 13, 2011, wherein you requested that we update our financial statements to comply with Rule 8-08 of Regulation S-X. Please note that we have updated the registration statement to include financial statements and related financial information for our most recently completed interim period ended November 30, 2010.

                                        Yours truly,

                                        AMERICAN PARAMOUNT GOLD CORP.


                                        Per: /s/ Hugh Aird
                                            ------------------------------------
                                            Hugh Aird
                                            President, Chief Executive Officer